SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


GOL
Linhas aéreas inteligentes
4Q16 and FY2016
Friday, February 17, 2017

Brazil's Favorite Airline

- Brazil's largest airline: 36% share
  - #1 in traffic: 33 million in 2016
  - #1 in service: fares & on-time
  - #1 in lowest costs: R$20 cents
- 120 B-737 aircraft | 120 a/c order
- 15,000 skilled aviation professionals
- Forward bookings & Traffic rising


386mm Cumulative Passengers Carried
million pax
450
400
350
300
250
200
150
100
50
0
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16

4Q16 Highlights

Net loss of R$ 30 million in 4Q16

- Operating (EBIT) margin of 7.4% in 4Q16 | 7.1% full-year 2016
- Pre-tax income margin of 1.3% (R$35 MM)
- EPS at -R$0.09 | -US$0.003/ADS
- Lowest cost provider (CASK R$20.9 cents/ASK, down 4.6% vs. 4Q15)
- Most on-time airline in Brazil
- Load factor of 78%, +2.2p.p. vs. 4Q15
- Return of 5 aircraft |Capacity reduction of 6% y-o-y |20% reduction in flights y-o-y
- Reduction in net debt to R$5.2 billion (down R$1.8 billion in 4Q16)

Full Year 2016 net income of R$ 1.1 billion; EPS of R$3.17 | US$0.09/ADS

4Q16 Reflected Challenging Environment

Indicators	4Q16	Var. x 4Q15
ASK (BN)	11.8	-5.7%
Traffic (M)	8,106	-15.4%
RPK (BN)	9.2	-3.0%
Load Factor	77.6%	+2.2 p.p.
Yield (R$ cents)	25.6	+3.8%
Pax Revenue (R$ MM)	2,342	+0.7%
RASK (R$ cents)	22.6	+6.6%
CASK (R$ cents)	20.9	-4.6%

Aircraft returns in 4Q16


PR GOH
737-700


PR GOV
737-700


PR VBP
737-700


PR GOM
737-700


PR GOG
737-700



Punta Cana
Paramaribo
Boa Vista
Macapá
Manaus
Santarém
Belém
São Luís
Fortaleza
Fernando de Noronha
Teresina
Natal
Campina Grande
João Pessoa
Recife
Cruzeiro do Sul
Porto Velho
Rio Branco
Palmas
Maceió
Aracaju
Salvador
Cuiabá
Brasília
Goiânia
Montes Claros
Santa Cruz de La Sierra
Caldas Novas
Uberlândia
Ilhéus
Porto Seguro
Campo Grande
Vitória
Rio de Janeiro
Londrina
Maringá
São Paulo
Asunción
Curitiba
Joinville
Navegantes
Florianópolis
Caxias do Sul
Porto Alegre
Córdoba
Rosário
Montevidéu
Santiago
Buenos Aires

Capacity and Network Rationalization

Number of Operating Aircraft
(average)


144
130
121
-7.0%
-16.0%
4Q15
3Q16
4Q16

RPK (MM)


9.4
9.2
9.2
-0.1%
-3.0%
4Q15
3Q16
4Q16

ASK (MM)


12.5
11.5
11.8
2.6%
-5.7%
4Q15
3Q16
4Q16

Flights/Day


863
679
694
2.2%
-19.5%
4Q15
3Q16
4Q16

Strong Capacity Discipline

Network adjustments facilitated qualitative improvements



2016 ASK Reduction
+8.6%
+31.6%
-1.6%
-46.8%
+0.7%
+2.7%
-0.8%
-5.7%
2015
New Routes
Additional Flights
Cancellations
Reductions
Gauge
FYE
Other season/ charters/tactical
2016

Recent Revenue Trends

ASK, RPK (mm) and Load Factor


ASK
12,262
10,766
11,502
11,800
LF 77%
75%
80%
78%
RPK
9,497
8,096
9,173
9,161
1Q16
2Q16
3Q16
4Q16

Average Fares and Net Pax Yields (R$)


Yield 2016
26
22
23
26
Yield 2015
22
20
23
25
220
270
197
244
223
259
243
289
1Q
2Q
3Q
4Q
Avg. Fares 2015
Avg. Fares 2016

Load Factor


76.0%
77.8%
79.0%
75.5%
73.2%
77.3%
Oct
Nov
Dec

Net Pax Yields


24.8
25.4
27.4
24.2
24.8
23.9
Oct
Nov
Dec

Average Stage Length (km)


2016
978
1,041
1,081
1,084
2015
951
912
936
933
1Q
2Q
3Q
4Q

Net Revenues



Net Revenues
(R$ MM)
10.9%
2,652.1
2,664.0
2,401.4
0.5%
4Q15
3Q16
4Q16

Capacity Discipline (4Q16 vs 4Q15)

- Average Fleet: -14.9%
- ASK: -5.7%
- RPK: -3.0%
- Load Factor: +2.2 p.p. → 77.6%

Higher RASKs (4Q16 vs 4Q15)

- RASK: +6.6%
- Yield: +3.8%
- Average Fare: +19.0%
- Stage Length: +16.2%

Customer Experience

- GOL product is highly attractive to business and discretionary travelers
- GOL network flies on-time where passengers want to go and at their preferred times and frequency


Flexibility
GOL+ Comfort seats
Easy and fast flight changes
New Products on-board service
Fast boarding with Intelligent Check-in
Functionality
FILMES
Live TV
Pay-per-view
Movies/series
Games/music
Flight Map
Wi-Fi Internet

Trends for 1Q17

- Load Factor (January): 83%
- Ticket Sales (January): ~30% increase over December
- Average Fares (January): ~R$336
- Aircraft Utilization (January): +10% y-o-y

LF and Forward Bookings

	2015	2016	Chg. (pp)
Jan	83%	82%	-1
Feb	76%	76%	0
Mar	74%	73%	-1
Apr	79%	76%	-3
May	76%	75%	-1
Jun	76%	75%	-1
Jul	83%	83%	0
Aug	76%	78%	+2
Sep	76%	78%	+2
Oct	75%	76%	+1
Nov	73%	78%	+5
Dec	77%	79%	+2

	2016	2017	Chg. (pp)
Jan	82%	83%	+1
Feb	75%		+2
Mar	73%		+3
Apr	76%		+2
May	75%		+2
Jun	75%		+3

Operating Profitability

Operating Margin


10%
5%
0%
-5%
-10%
-15%
-3.2%
-11.2%
3.0%
5.0%
-1.9%
7.1%
7.4%

In R$ cents	2011	2012	2013	2014	2015	2016	4Q16
RASK	15.17	15.62	18.04	20.33	19.66	21.30	22.58
Total CASK	15.67	17.37	17.51	19.31	20.02	19.79	20.93 (1)
Fuel CASK	*6.16*	*7.21*	*7.28*	*7.76*	*6.64*	*5.82*	*5.75*
Ex-Fuel CASK	*9.51*	*10.15*	*10.23*	*11.55*	*13.38*	*13.97*	*15.17* (1)

Note: Includes special items of R$141.7mm in 4Q16 and R$26.2mm in 2016 of non-operating expenses.

Consistent and Sustainable Results

Strengthening our foundation to deliver consistent, sustainable results for shareholders through the business cycle

Delivering Solid Results Through Headwinds	Business producing better margins and cash flows through headwinds from industry overcapacity, fleet restructuring, volatile currency and fuel prices, and unit revenue weakness
Focused on Improving RASK	Taking action to drive unit revenue growth needed to produce sustainable margins and cash flows, despite continued challenges in the revenue environment
Positioning the Business for Long-Term Success	More durable business model positioned to produce strong results throughout the business cycle

Current Operating Challenges

- Maturing the new flight network in order to monetize benefits
- Keeping dominant position in Rio
- Enhancing connectivity/capillarity (GIG, GRU, BSB)
- Developing new markets - north and northeast Brazil
- Investing in international regional expansion (South America, Caribbean)
- Increasing RASK from investments in customer experience



2017 Outlook

GOL
Linhas aéreas inteligentes

- Increased aircraft utilization
- Seasonal capacity adjustments > single fleet advantage
- Tactical capacity adjustments that meet demand in different markets
- 2017 revenue metrics driven by improved environment
- Stabilizing economy and currency
- GOL pushing load factors higher
- Continued focus on improving our execution across the Commercial functions


GOL

High Revenue Production & Among Lowest Costs

GOL Linhas aéreas inteligentes

- High aircraft productivity and high load factors results in highest revenue per aircraft in Brazil
- Unrivaled productivity translates into greater top-line growth
- GOL has one of the lowest fixed cost structures in the world among the leading LCCs

Operating Revenue / Aircraft[1] (US$MM)


35
30
25
20
15
10
30.3
28.3
23.5
23.4
20.3
20.1
15.4
jetBlue
Southwest
easyJet
GOL
RYANAIR
Azul

Stage-Length Adjusted CASK (US$ cents)[1]


9
8
7
6
5
4
3
2
8.2
8.1
7.6
7.2
7.0
5.7
4.0
easyJet
jetBlue
Southwest
Azul
GOL
RYANAIR

Total Operating Costs / Total Net Operating Revenue (%)[1]


100
95
90
85
80
75
70
65
60
94.8
92.9
89.3
88.3
81.6
79.6
76.8
Azul
GOL
easyJet
Southwest
jetBlue
RYANAIR

(1) LTM December 31, 2016 data for GOL, WestJet, Ryanair , Azul and Southwest; LTM September 30, 2016 for Jetblue and EasyJet

Low Fixed Cost Structure[1]



LTM Estimated Stage-Length Adjusted Costs / ASK (US$ cents)
Fuel
Variable Costs
Fixed Costs
0
1
2
3
4
5
6
7
8
9
8.17
2.18
1.98
4.00
8.11
1.64
2.26
4.21
7.55
1.65
1.69
4.21
7.16
1.77
1.70
3.69
7.03
1.46
2.53
3.04
5.68
1.67
1.69
2.32
3.98
1.52
1.37
1.09
easyJet
jetBlue
Southwest
Azul
GOL
RYANAIR

1) *LTM September 30, 2016 for EasyJet and JetBlue; FY 2016 for other airlines. Average exchange rates for relevant time periods used in conversion*

December Quarter

7.4% operating margin, despite headwinds from industry overcapacity, fleet restructuring, volatile currency and fuel prices

- Fleet restructuring costs as expected reduced December quarter operating income by R$142 million (5.0 points of operating margin)
- Unit revenues increased approximately 6.8%
- Total debt reduction including finance leases of R$1.8 billion for a total debt reduction of R$3.6 billion in 2016

December Quarter 2016	
Operating margin	7.4%
Ancillary (cargo and other revenue)	12.1% of T.R.
Passenger unit revenue change year over year	Up 6.8%
Fuel price / Average exchange rate	R$1.94 / R$3.30
CASK ex-fuel (excluding non-recurring expenses) change y-o-y	Down 6.8%
GOL System capacity (ASK) change year over year	Down 5.7%
GOL System capacity (Seats) change year over year	Down 19.0%

Profitability – 4Q15 vs 4Q16 (IFRS)



RASK
(R$ cents)
6.6%
21.2
22.6
4Q15
4Q16
CASK
(R$ cents)
-4.6%
21.9
20.9
CASK Ex-fuel
+1.2%
4Q15
4Q16
-17.3%
7.0
5.8
4Q15
4Q16
Fuel CASK
EBITDAR
(R$ million)
+10.4%
440.5
398.9
16.5%
15.0%
EBITDAR
Margin
4Q15
4Q16

Net Financial Results (IFRS)


Financial Income
(R$ MM)
32.6
30.9
4Q15
4Q16


Financial Expense
(R$ MM)
743.3
194.5
4Q15
4Q16

- 4Q16 Net Financial Results: R$(163.6)MM
- Reduction in receivables factoring
- Increase in portion of long-term financing

Net Income Composition (IFRS, R$ MM)


Net Income 2015
-4,291
Net Margin: -43.9%
Net Revenues
89
Fuel Costs
606
Commercial Expenses
61
-76
Salary Expenses
197
Other Operating Expenses
293
Net Financial Results
F/X Gains
3,635
Income Taxes
585
1,102
Net Income 2016
Net Margin: 11.2%

4Q16 EPS: R$(0.09)/share US$(0.003)/ADS

2016 EPS: +R$3.17/share +US$0.09/ADS

Cash Flow Evolution (IFRS, R$ MM)

- GOL generated R$93.8 million of net cash in 4Q16


3Q16
Cash, Cash Equivalents, Short-term Investments and Accounts Receivables:
$1,829
+R$302
Operating Activities
Investing Activities
-R$208
Financing Activities
-R$80
+R$79
Net Increase in Cash and Accounts Receivables (4Q16)
4Q16
Cash, Cash Equivalents, Short-term Investments and Accounts Receivables :
$1,922

Balance Sheet Liquidity

GOL Linhas aéreas inteligentes

Total Liquidity*



R$ Billion
2.7
1.9
3.4
2.9
2.8
1.9
2011
2012
2013
2014
2015
2016

% LTM Revenues	36%	24%	38%	29%	28%	19%

(*) Consolidated cash, cash equivalents and accounts receivable

Balance Sheet (IFRS)

In R$ million	Dec/15	Dec/16
Assets (incl. aircraft)	8,069	6,482
Cash and Accounts Receivable	2,299	1,922
Total	**10,368**	**8,404**
Liabilities	5,385	5,382
Debt	9,305	6,379
Shareholder's Equity	(4,322)	(3,357)
Total	**10,368**	**8,404**

R$2.9 billion debt reduction

Values in R$ million



1,922
430
563
169
760
Cash
Free Cash
Smiles Cash
Restricted Cash
Accounts Receivable



Financial Debt Maturities
241
66
61
5
75
45
40
5
476
405
71
622
605
17
1,329
227
890
68
481
1Q17
2Q17
3Q17
4Q17
2018
2019
2020
2021
2022
2023
After 2023
Debt in Dollar (R$)
Debt in Reais (R$)
23%
77%
BRL
USD

** Exchange rate of 3.2591 for amounts in US$.*

Debt Profile

- Two-thirds of total debt is asset based
- Competitive cost of debt
  - ~8.5% blended cost of debt
  - 13% of debt is US Exim based
  - 54% of debt is from aircraft leases
- ~ 91% of total debt in fixed rates (1)
- Secured 2017 Financing

Financing Source[2]


13%
33%
54%
EXIM
Leasing
Other

Fixed vs. Variable Rate[2]


9%
91%
Floating
Fixed

(1) Including aircraft leases
(2) As of Dec 31, 2016

Balance Sheet Leverage

GOL
Linhas aéreas inteligentes

Adjusted Net Debt/EBITDAR



R$ (MM)
(x)
24000
20000
16000
12000
8000
4000
0
40
35
30
25
20
15
10
5
0
6,278
8,114
7,438
9,620
14,706
12,196
2011
2012
2013
2014
2015
2016
Adj Net Debt (R$ MM)
Adj Net Debt/EBITDAR (x)



(x)
7
6
5
4
3
2
1
0
0.3
0.5
0.7
1.6
2.6
5.7
5.7
6.0
Southwest
DELTA
Copa Airlines
LATAM
jetBlue
United Airlines
GOL
Avianca
U.S.Majors
LCCs
Latin America

(1) LTM 3T16: JetBlue, United, Copa, LATAM and Avianca. FY December 2016 for other

Relative Performance and Liquidity

Share Performance[1]	
GOL ADR x XAL	6.4 p.p.
GOL ADR x Tier 1 LCCs[2]	11.3 p.p.
GOLL4 x Ibovespa	8.1 p.p.

Trading Volume[1]	
GOL ADR - Average Daily	US$ 3.5 MM
GOLL4 PN - Average Daily	R$ 19.4 MM

(1) From October 1, 2016 to February 15, 2017
(2) Tier 1 LCCs: Southwest, Ryanair, JetBlue and West Jet

Benchmarks: Profitability & Valuation

GOL
Linhas aéreas inteligentes

LTM 2016[1]

	Low Cost Carriers					Latin American Carriers			
	GOL	RYANAIR	jetBlue	Southwest	WestJet	CopaAirlines	LATAM	Avianca	Azul
EBITDAR (US$ MM)	**614[2]**	2,335[2]	1,842	5,210	731[2]	507	2,018	835	518
EBITDAR Margin	**21.7%**	31.8%	28.0%	25.5%	23.5%	23.5%	21.5%	20.4%	27.1%
EBIT (US$ MM)	**200[2]**	1,705[2]	1,346	3,760	332[2]	245	522	270	99
EBIT Margin	**7.1%**	**23.2%**	**20.4%**	**18.4%**	**10.7%**	**11.4%**	**5.6%**	**6.6%**	**5.2%**
Net Income (US$ MM)	**316[2]**	1,452[2]	769	2,244	223[2]	231	-1	-234	-36
Net Income Margin	**11.2%**	19.8%	11.7%	11.0%	7.2%	-7.6%	-0.01%	-5.7%	-1.9%
P/E 2016[3]	**2.8**	70.7	8.4	15.7	9.3	-25.2	NA	-33.1	NA

(1) FY December 2016 for GOL, Ryanair, Southwest, Westjet and Azul. LTM September 30, 2016 for other airlines
(2) Translated to US Dollars at average exchange rate R$3.485 / US$1.00 €0.904 / US$1.00 e CAD$1.325 / US$1.00
(3) P/E = Share prices as of February 15, 2017 divided by EPS (Source: I/B/E/S)

Benchmarking: Productivity & Returns

GOL
Linhas aéreas inteligentes

FY 2016[1]

In US$ million

	Low Cost Carriers					Latin American Carriers			
	GOL	RYANAIR	jetBlue	Southwest	WestJet	Copa Airlines	LATAM	Avianca	Azul
Net Revenues / Aircraft	23.4	19.1	30.3	28.3	20.0	21.7	27.6	22.5	16.5
Operating Profit / Aircraft	1.6	4.4	6.2	5.2	2.1	2.5	1.5	1.5	0.9
Asset Turnover[2]	110.1%	60.9%	68.7%	87.7%	66.9%	56.5%	49.2%	65.4%	79.4%
ROA[3]	13.0%	12.0%	8.0%	9.6%	4.8%	-4.3%	-0.1%	-3.7%	-1.5%

(1) FY 2016 for GOL, Ryanair, Southwest, WestJet and Azul; LTM September 30, 2016 for other airlines
(2) Net Revenues / Total Assets
(3) Net Income / Total Assets

Fleet Plan

Aircraft Type	Configuration	2015	2016	2017	2018	2019
	Capacity: 138 pax Range: 5,570 km Type: 737-700	37	28	24	24	23
	Capacity: 177 pax Range: 5,440 km Type: 737-800	107	93	91	92	93
	Capacity: 186 pax Range: 6,510 km Type: 737-800 MAX	-	-	-	5	8
TOTAL		**144**	**121**	**115**	**121**	**124**

Fleet Plan Flexibility


Year End Fleet Count
220
200
180
160
140
120
100
2016
2017
2018
2019
2020
2021
2022
2023
2024
Aggressive CAGR: 7%
Plan CAGR: 3%
Conservative CAGR: -1%
Flexibility
Lease Terminations & Expirations, Slide Rights, Potential Aircraft Retirements

B737-MAX will have Better Performance

- More capacity/seats
- Increased Operating Range
- Improved performance out of restrictive missions




737-800 MAX
São Paulo
737-700 & 800

B737-MAX fleet will deliver Cost Advantages



Worse
Relative cash operating cost per seat
Better
5%
0%
-5%
-10%
-15%
-20%
737-800
737-800 MAX
-15%
-10%
-5%
0%
5%
Better
Relative cash operating cost per trip
Worse

2017 Full Year Guidance | Revised

1Q17

- ASK Growth: +/- 0%
- Load Factor: +/- 1.5 p.p.
- Net Pax Yield: +/- R$24 cents
- Non-Fuel CASK: +/- R$14.5 cents

Indicator	2017 Preliminary	2017 Full-year
Average fleet	115	115
Variation in capacity (ASK)	0% to -2%	0% to -2%
Variation in capacity (total seats)	-3% to -5%	-3% to -5%
Variation in volume of departures	-3% to -5%	-3% to -5%
Average load factor	77% to 79%	77% to 79%
CASK-ex fuel (R$ cents)	-	+/- 14
EBITDA margin	-	11% to 13%
EBIT margin	5% to 7%	6% to 8%

- **Downside risks:** Q4 fares; external shocks; and capacity growth

GOL's Competitive Strengths

- Lowest-cost provider
- Proven management
- Modern and efficient fleet
- Low fares and high profitability
- Highly productive workforce
- Strong brand
- Unique culture
- Efficient sales distribution
- Quality customer service

Disclaimer

This presentation may contain certain statements that express GOL Linhas Aéreas Inteligentes S.A. ("GLAI") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical fact, being based on currently available competitive, financial and economic data, and on current projections about the industries in which GLAI operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GLAI performance. The factors that might affect performance include, but are not limited to: (I) market acceptance of GLAI services; (ii) volatility related to (a) the Brazilian economy and financial and securities markets and (b) the highly competitive industries GLAI operates in; (iii) changes in (a) domestic and foreign legislation and taxation and (b) government policies related to the transportation markets; (iv) increasing competition from new entrants to the Brazilian markets; (v) ability to keep up with rapid changes in technological environment; (vi) ability to maintain an ongoing process for introducing competitive new products and services, while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions. Other factors that could materially affect results can be found in GLAI's annual report on Form 20-F for the year ended December 31, 2015 as filed with the U.S. Securities and Exchange Commission on April 28, 2016, including under "Item 3. Key Information—D. Risk Factors".

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GLAI undertakes no obligation to update them in light of new information or future development.


GOL
Linhas aéreas inteligentes
APPENDICES

Managing Capacity based on Market Dynamics

GOL
Linhas aéreas inteligentes

- GOL grew steady with the economy during 2010-2014
- In response to the economic and currency pressures of the past two years, GOL has ramped down capacity faster than competitors

ASK Growth	2010-2014 CAGR	2015 vs. 2014	2016 vs. 2015
ALTA Carriers (Latam)	3%	6%	2%
Brazil Domestic*	6%	1%	-5%
GOL	2%	0%	-6%

(*) Excludes GOL.

Leading Market Position in Brazil[1]

Strong Market Position in Brazil's Key Airports


GOL's core airports represent approximately 65% of total domestic passenger traffic
Brasilia
20% 32% 48%
Cofins
(Belo Horizonte)
23% 54% 23%
Galeão
(Rio de Janeiro)
17% 51% 32%
Santos Dumont
(Rio de Janeiro)
33% 40% 27%
Congonhas
(São Paulo)
11% 45% 44%
Porto Alegre
(Porto Alegre)
39% 34% 27%
Curitiba
(Curitiba)
40% 31% 29%
Guarulhos
(São Paulo)
21% 33% 45%
1
2
3
4
5
6
7
8
GOL
#2
Others

Domestic Brazil Market Share (RPK)


GOL
Latam
Azul
Avianca
36%
37%
17%
10%
Flat
-2pp
Flat
+2pp
36%
35%
17%
12%
#1
2015
2016

Source: Hotran

(1) Based on slots at the most important airports in Brazil.



GOL

Linhas aéreas inteligentes

Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ri